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                            June 24, 2020

       Gang Lai
       Chief Executive Officer
       Universe Pharmaceuticals Inc.
       265 Jingjiu Avenue
       Jingii Jishu Kaifa District
       Jiangxi, China

                                                        Re: Universe
Pharmaceuticals Inc.
                                                            Draft Registration
Statement on Form F-1/A
                                                            Amended June 12,
2020
                                                            CIK 0001809616

       Dear Mr. Lai:

               We have reviewed your amended draft registration statement and have the following comment. Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

       DRS/A Filed June 12, 2020

       Internal Controls, page 25

   1. Please expand your risk factor disclosure to describe the remedial measures you have already implemented and
to state the time period during which you expect to hire the accounting staff needed
to remedy the material weakness.
 Gang Lai
Universe Pharmaceuticals Inc.
June 24, 2020
Page 2

       You may contact Michael Fay at 202-551-3812 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact
Paul Fischer at 202-551-3415 or Celeste M. Murphy at 202-551-3257 with any other questions.



                                                         Sincerely,
FirstName LastNameGang Lai
                                                         Division of
Corporation Finance
Comapany NameUniverse Pharmaceuticals Inc.
                                                         Office of Life
Sciences
June 24, 2020 Page 2
cc:       Ying Li, Esq.
FirstName LastName